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                                                                      EXHIBIT 12
                                                                     (Unaudited)

              CHAMPION INTERNATIONAL CORPORATION AND SUBSIDIARIES
              Computation of Ratios of Earnings to Fixed Charges
                 (In thousands of dollars, except ratio data)

                                                                                               Nine Months Ended
                                                  Years Ended December 31,                        September 30,
                                      -------------------------------------------------        -----------------
                                      1990       1991        1992       1993       1994         1994        1995
                                      ----       ----        ----       ----       ----         ----        ----
Income (Loss) From Continuing
  Operations                         $222,623    $40,343    $13,920  ($134,454)   $63,305     ($38,967)    $554,341

Add (Deduct):
  Income Taxes                        196,964     37,855     (4,328)   (31,222)    24,951      (15,238)     353,688
  Portion of Rents Representative
    of an Interest Factor              10,404      9,245      8,694      8,401      8,373        6,184        5,986
  Interest Expense on all Indebted    228,884    264,666    249,732    262,558    248,079      185,197      182,699
  Capitalized Interest                (72,467)   (54,139)   (43,437)   (37,900)   (12,993)      (9,596)     (10,460)
  Preferred Stock Dividends of
    Weldwood of Canada                     23          9        ---        ---        ---          ---          ---
  Equity Income of, Less Dividends
    Received From, Unconsolidated
    Affiliates                         (2,263)    (1,931)      (972)      (463)      (337)        (290)        (229)
                                     --------   --------   --------    -------   --------     --------    ----------
Income (Loss), as adjusted           $584,168   $296,048   $223,609    $66,920   $331,378     $127,290    $1,086,025
                                     ========   ========   ========    =======   ========     ========    ==========

Fixed Charges:
  Portions of Rents Representative
    of an Interest Factor             $10,404     $9,245     $8,694     $8,401     $8,373       $6,184        $5,986
  Interest Expense on all Indebted    228,884    264,666    249,732    262,558    248,079      185,197       182,699
  Preferred Stock Dividends of
    Weldwood of Canada                     23          9        ---        ---        ---          ---           ---
                                     --------   --------   --------    -------   --------     --------    ----------
Fixed Charges                        $239,311   $273,920   $258,426   $270,959   $256,452     $191,381      $188,685
                                     ========   ========   ========    =======   ========     ========    ==========

Ratio of Earnings to Fixed Charges       2.44       1.08        .87        .25       1.29          .67          5.76
                                     ========   ========   ========    =======   ========     ========    ==========
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